

New York Stock Exchange
11 Wall Street
New York, NY 10005

April 15, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 4.625% Perpetual Subordinated Notes (and the subordinated guarantees related thereto), of Brookfield BRP Holdings (Canada) Inc., guaranteed by Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., BRP Bermuda Holdings I Limited, Brookfield BRP Europe Holdings (Bermuda) Limited, Brookfield Renewable Investments Limited, and BEP Subco Inc., under the Exchange Act of 1934.

Sincerely,

An Intercontinental Exchange Company